02025499

1087477

0-30076

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECEIVED MAR 15 2002 363

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934

March 13, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

Exhibit Index

Exhibit No.	Description
1.	Press Release
2.	Material Change

March 13, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

"Charles Butt"

Date: March 13, 2002

By: ______________

Charles Butt
President

Forbes Medi-Tech INC.

"Developing Nutraceuticals & Pharmaceuticals from Nature"

News Release

For Immediate Release

Forbes Medi-Tech Announces Board and Senior Management Changes

Vancouver, British Columbia – March 13, 2002 – Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced that Mr. Tazdin Esmail will step down as Chief Executive Officer of the Company and will be replaced by Mr. Charles Butt effective March 29, 2002. Mr. Esmail remains as Chairman of the Board. Also effective March 29, Mr. Jack Miller will resign as a Director and Officer of the Company.

Mr. Butt, who is currently the President of the Company, has extensive international and North American experience in business management, marketing and sales in the healthcare industry. He served as President of the Charson Group Inc., a healthcare consulting company, as well as Director, Consumer Health Products, for Lederle Laboratories, where he was responsible for the initiation and development of the Consumer Products Division.

"The proposed management changes are being made to prepare the Company for its next stage of development in order to refocus its business to achieve maximum growth potential in the pharmaceutical area," said Mr. Esmail.

"The fundamental science behind each of our businesses is very strong," said Charles Butt. "However, Forbes Medi-Tech is first and foremost a biotech company and our future lies in our ability to develop new pharmaceutical compounds such as FM-VP4 and build a successful product pipeline in the cardiovascular and related areas."

Changes to the Board of Directors

The Board of Directors is pleased to announce the appointment of Dr. Lily C. Yang as a Director of the Company. Dr. Yang is the President, CEO and co-founder of TheraLife, Inc., a botanical drug delivery company based in Los Altos, California. Dr. Yang has more than 20 years of business experience, holding senior management positions with E.I DuPont, de Nemours & Co. and the Hewlett Packard Company in business development, worldwide marketing, sales, strategic planning, licensing, acquisition, and promotion. She received her doctorate in Immunology from the University of Chicago as well as business training from the Wharton School of Business.

"We are delighted to welcome Dr. Yang to the Forbes' Board of Directors," said Mr. Esmail. "Her proven managerial expertise in the life sciences and high tech industry and background in pharmaceutical marketing will be a substantial asset to Forbes."

Forbes Medi-Tech Inc. is a diversified health sciences company dedicated to the research, development and commercialization of innovative nutraceutical and pharmaceutical products derived from nature. By extracting plant sterols from wood pulping by-products, Forbes is developing cholesterol-lowering agents to be used both as functional food ingredients and pharmaceutical therapeutics in the battle against heart disease. Forbes is also developing innovative fermentation technology that converts plant sterols into pharmaceutical fine chemicals, essential in the production of various pharmaceutical steroids such as contraceptive agents and anti-inflammatories. Phytrol™ is a registered trademark of Forbes Medi-Tech Inc.

ON BEBALF OF THE BOARD OF DIRECTORS OF
FORBES MEDI-TECH INC.

Charles Butt
President

###

For more information, please contact:

Martin Livingston
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: irinfo@forbesmedi.com

James Smith
The Equicom Group
(416) 815-0700 ext. 229
jsmith@equicomgroup.com

The NASDAQ National Market and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release contains certain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, which statements can be identified by the use of forward looking terminology, such as "may", "will", "expect", "anticipate", "estimate", "predict", "plans" or "continue" or the negative thereof or any other variations thereon or comparable terminology referring to future events or results. The

Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including, without limitation, the risk of technical obsolescence, intellectual property risks, risks inherent in functional food and pharmaceutical research which may cause any particular research projects to be discontinued, and marketing/manufacturing and partnership/strategic alliance risks, any of which could cause actual results to vary materially from current results or the Company's anticipated future results. See the Company's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission from time to time for cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties that could cause actual results to differ materially from results referred to in forward-looking statements. The Company assumes no obligation to update the information contained in this press release.